Summary of Rule 10f-3 Transactions 3rd Quarter 2013

Sub-Adviser	"Loomis, Sayles & Company"
Fund Name	PFI Global Multi-Strategy Fund
Issuer	Halcon Resources Corp. Notes
Date of Purchase	08/08/2013
Underwriter From Whom Purchased	BMO Capital Market
Affiliated/Principal Underwriter of Syndicate
Natixis Securities North America
 Purchase Price 	$100.00
Aggregate % of Issue Purchased by the Firm	5.24%
" Commission, Spread or Profit "	1.75%
Fair & Reasonable Commission (Y/N) (1)	Y